Filed pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 of the Securities
Exchange Act of 1934

Filing Person: iStar Inc.

Subject Company: iStar Inc.

Commission File Number: 333-268822

Press Release

iStar Announces Filing of Form 10 Registration Statement for Planned Spin-Off of Star Holdings

NEW YORK, December 19, 2022

iStar Inc. (NYSE: STAR) announced the initial public filing of a Form 10 registration statement (the “Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC”). The Registration Statement relates to the planned spin-off of Star Holdings in connection with the previously announced proposed merger between iStar and Safehold Inc.

The Registration Statement, which was filed on December 16, 2022, includes preliminary information regarding the potential spin-off. A copy of the Registration Statement is available on the SEC's website at www.sec.gov under the name “Star Holdings” and can also be viewed in the “Investors” section of our website at www.istar.com.

The Registration Statement is subject to change prior to it being declared effective by the SEC and may be updated in subsequent amendments.

Completion of the potential spin-off would be subject to various conditions, and there can be no assurance that the potential spin-off transaction will be completed in the manner described above, or at all.

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iStar Inc. (NYSE: STAR) is focused on reinventing the ground lease sector, unlocking value for real estate owners throughout the country by providing modern, more efficient ground leases on institutional quality properties. As the founder, investment manager and largest shareholder of Safehold Inc. (NYSE: SAFE), the creator of the modern ground lease industry, iStar is using its national investment platform and its historic strengths in finance and net lease to expand the use of modern ground leases within the $7 trillion institutional commercial real estate market. Recognized as a consistent innovator in the real estate markets, iStar specializes in identifying and scaling newly discovered opportunities and has completed more than $40 billion of transactions over the past two decades. Additional information on iStar is available on its website at www.istar.com.

Forward-Looking Statements

Certain matters discussed in this press release may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these statements by using words like “future,” “anticipate,” “intend,” “plan,” “estimate,” “believe,” “expect,” “project,” “forecast,” “could,” “would,” “should,” “will,” “may,” and similar expressions of future intent or the negative of such terms. These statements are subject to a number of risks and uncertainties that could cause results to differ materially from those anticipated as of the date of this release. Actual results may differ materially as a result of (1) the ability to consummate the announced transactions on the expected terms and within the anticipated time periods, or at all, which is dependent on the parties’ ability to satisfy certain closing conditions, including the approval of SAFE’s and STAR’s stockholders, completion of the Spin-Off, sales of assets and other factors; (2) any delay or inability of the combined company and/or Star Holdings to realize the expected benefits of the transactions; (3) changes in tax laws, regulations, rates, policies or interpretations; (4) the value of the combined company shares to be issued in the transaction; (5) the value of Star Holding’s shares and liquidity in Star Holding’s shares; (6) the risk of unexpected significant transaction costs and/or unknown liabilities; (7) potential litigation relating to the proposed transactions; (8) the impact of actions taken by significant stockholders; (9) the potential disruption to STAR’s or SAFE’s respective businesses of diverted management attention, and the unanticipated loss of key members of senior management or other employees, in each case as a result of the announced transactions; and (10) general economic and business conditions that could affect the combined company and Star Holdings following the transactions. Risks that could cause actual risks to differ from those anticipated as of the date hereof include those discussed herein, those set forth in the securities filings of STAR, including its most recently filed Annual Report on Form 10-K, and those set forth in the securities filings of SAFE, including its most recently filed Annual Report on Form 10-K.

Additional Information and Where You Can Find It

In connection with the proposed transactions, STAR filed with the SEC a registration statement on Form S-4, which includes a joint proxy statement of STAR and SAFE and will constitute a prospectus for the shares of STAR Common Stock being issued to SAFE’s stockholders in the proposed Merger. In addition, Star Holdings filed with the SEC a Form 10 registration statement that will register its common shares. STAR, SAFE and Star Holdings also may file other documents with the SEC regarding the proposed transactions. This document is not a substitute all for the joint proxy statement/prospectus or Form 10 registration statement or any other document which STAR, SAFE and Star Holdings may file with the SEC. INVESTORS AND SECURITY HOLDERS OF STAR AND SAFE, AS APPLICABLE, ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, THE FORM 10 REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and security holders may obtain free copies of the joint proxy statement/prospectus and the Form 10 registration statement and other documents filed with the SEC by STAR, SAFE and Star Holdings through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations departments of STAR or SAFE at the following:

iStar, Inc.

1114 Avenue of the Americas

39th Floor

New York, NY 10036

Attention: Investor Relations

Safehold, Inc.

1114 Avenue of the Americas

39th Floor

New York, NY 10036

Attention: Investor Relations

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This document is not a substitute for the prospectus or any other document that STAR, SAFE or Star Holdings may file with the SEC in connection with the proposed transactions. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

STAR, SAFE and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information regarding STAR’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in STAR’s definitive proxy statement for its 2022 annual meeting, which is on file with the SEC. Information regarding SAFE’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in SAFE’s definitive proxy statement for its 2022 annual meeting, which is filed with the SEC. A more complete description is included in the registration statement on Form S-4, the joint proxy statement/prospectus and the Form 10 registration statement.

Each of STAR and SAFE also cautions the reader that undue reliance should not be placed on any forward-looking statements, which speak only as of the date of this release. Neither STAR nor SAFE undertakes any duty or responsibility to update any of these forward-looking statements to reflect events or circumstances after the date of this report or to reflect actual outcomes.

Company Contact:

Jason Fooks

Senior Vice President

Investor Relations & Marketing

T 212.930.9400

E investors@istar.com